FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2008

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



DIVIDEND ON 6.20% NON-CUMULATIVE US DOLLAR PREFERENCE SHARES, SERIES A ("SERIES A DOLLAR PREFERENCE SHARES")

In 2005 1,450,000 Series A Dollar Preference Shares were issued for a consideration of US$1,000 each and Series A American Depositary Shares, each of which represents one-fortieth of a Series A Dollar Preference Share, were listed on the New York Stock Exchange.

A non-cumulative fixed-rate dividend of 6.20 per cent per annum is payable on the Series A Dollar Preference Shares on 15 March, 15 June, 15 September and 15 December for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. The Board of HSBC Holdings plc has declared a dividend for the quarter ending 15 March 2008. Since 15 March and 16 March are not normal business days the dividend of US$0.3875 per Series A American Depositary Share will be payable on 17 March 2008 to holders of record on 29 February 2008.

Any person who has acquired Series A American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12 noon on Friday 29 February 2008 in order to receive the dividend.

By order of the Board


R G Barber
Group Company Secretary

13 February 2008



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  13 February, 2008